FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * DeSocio James F. (Last) (First) (Middle) 380 St. Peter Street (Street) St. Paul MN 55102 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lawson Software, Inc. LWSN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) March 11, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

 X  Officer (give title below)

      Other (specify below)
      Executive Vice President

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/11/2003		S		1,808(1)	D	$4.4785	30,526 (2)	D & I	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
option - right to buy	$1.24							(5)	6/17/07	common stock	104,025		104,025	D
option - right to buy	$2.25							(6)	6/3/99	common stock	3,329		3,329	D
option - right to buy	$2.25							(7)	8/26/09	common stock	104,025		104,025	D
option - right to buy	$2.25							(8)	3/16/10	common stock	69,350		69,350	D
option - right to buy	$2.32							(9)	8/8/10	common stock	138,700		138,700	D
option - right to buy	$2.97							(10)	2/5/11	common stock	69,350		69,350	D
option - right to buy	$5.20							(11)	7/14/12	common stock	33,750		33,750	D
option - right to buy	$0.5912	03/10/03		F			799	(4)	5/15/06	common stock				D
option - right to buy	$0.5912	03/10/03		M			2,607	(4)	5/15/06	common stock			123,238	D

Explanation of Responses:

 (1)  Sale made pursuant to a Rule 10b5-1 selling plan.  (2)  Excludes derivative securities reported in Table II.  (3)  Includes 28,797 shares held indirectly through Lawson’s 401(k) plan trust and 1,729 shares held directly.  The 1,729 shares held directly include 45 shares that were not sold on October 25, 2002 as previously reported.  The total shares sold on October 25, 2002 was 17,428 and not the 17,473 as reported for that date.  (4)  Grant on 5/15/96 of option pursuant to Company 1996 Stock Option Plan.  Option vests annually in one-fifth increments beginning on 6/1/97.  (5)  Grant on 6/17/97 of option pursuant to Company 1996 Stock Option Plan.  Option vests annually in one-fifth increments beginning on 6/1/98.  (6)  Grant on 6/3/99 of option pursuant to Company 1996 Stock Option Plan.  Option is 100% vested.  (7)  Grant on 8/26/99 of option pursuant to Company 1996 Stock Option Plan.  Option vests annually in one-fifth increments beginning on 6/1/00.  (8)  Grant on 3/16/00 of option pursuant to Company 1996 Stock Option Plan.  Option vests 1/6 each six months beginning on 6/1/00.  (9)  Grant on 8/10/00 of option pursuant to Company 1996 Stock Option Plan.  Option vests annually in one-fifth increments beginning on 6/1/01.  (10)  Grant on 2/16/01 of option pursuant to Company 1996 Stock Option Plan.  Option vests monthly in 1/36 increments beginning on 4/1/02.  (11)  Grant on 7/15/02 of option pursuant to Company 2001 Stock Option Plan, which is exempt under Rule 16b-3.  Option vests monthly in 1/48 increments beginning 9/1/02.

/s/ James F. DeSocio ** Signature of Reporting Person	03/12/03 Date

James F. DeSocio

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002